UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emerging Vision, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29089W102
(CUSIP Number)

with a copy to:
Mr. Harvey Ross	Allen B. Levithan, Esq.
180 South Street	Lowenstein Sandler PC
Unit 101	65 Livingston Avenue
New Providence, New Jersey 07974	Roseland, New Jersey 07068
(908) 500-3876	(973) 597-2406
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	29089W102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Harvey Ross

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	10,909,491*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	10,909,491*
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,909,491*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 8.4%*

14.	Type of Reporting Person (See Instructions): IN

*Based on the information set forth in the Form 10-Q of Emerging Vision, Inc. (the “Company”) for the quarterly period ended March 31, 2010, as filed with the Securities and Exchange Commission (“SEC”) on May 17, 2010, there were 128,810,601 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of May 17, 2010.  As of August 16, 2010, Harvey Ross beneficially owns 10,909,491 Shares, or 8.4% of the Shares deemed issued and outstanding as of that date, consisting of (i) 10,484,491 Shares and (ii) options to purchase 425,000 Shares (the “Options”), consisting of (a) Options to purchase 75,000 Shares at an exercise price of $0.15 per Share, (b) Options to purchase 150,000 Shares at an exercise price of $0.12 per Share, (c) Options to purchase 75,000 Shares at an exercise price of $0.47 per Share, and (d) Options to purchase 125,000 Shares at an exercise price of $0.21 per Share.  All of the Options are fully vested and currently exercisable.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Harvey Ross on January 12, 2010.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by deleting the first sentence of the first paragraph in its entirety and replacing it with the following:

        “As of August 16, 2010, Mr. Ross owns 10,909,491 Shares, or 8.4% of the Shares deemed issued and outstanding as of that date, consisting of (i) 10,484,491 Shares and (ii) options to purchase 425,000 Shares (the “Options”), consisting of (a) Options to purchase 75,000 Shares at an exercise price of $0.15 per Share, (b) Options to purchase 150,000 Shares at an exercise price of $0.12 per Share, (c) Options to purchase 75,000 Shares at an exercise price of $0.47 per Share, and (d) Options to purchase 125,000 Shares at an exercise price of $0.21 per Share.”

Item 4.            Purpose of Transaction.

        Item 4 is hereby amended by deleting Item 4 in its entirety and replacing it with the following:

      “The acquisition of the Shares referred to herein was for investment purposes.  Mr. Ross has in the past and intends in the future to exchange views concerning the Company's strategic direction with other shareholders and with the Company's management and the Board of Directors and, such discussions may result in Mr. Ross seeking to obtain or influence control of the Company or seeking to implement or support fundamental changes in the Company's business, governance, capitalization or status as a publicly-traded company.  Based on the current price of the Company's Shares and general market conditions, as well as the prospects for the Company, Mr. Ross plans to purchase additional Shares at any time and from time to time.  If the current price or conditions change, he may decide to sell some or all of his Shares.

                  Mr. Ross resigned as a director of the Company on January 12, 2010.”

Item 5.             Interest in Securities of the Issuer.

         Item 5 is hereby amended by deleting the first paragraph in its entirety and replacing it with the following:

       “Based on the information set forth in the Form 10-Q of the Company for the quarterly period ended March 31, 2010, as filed with the SEC on May 17, 2010, there were 128,810,601 Shares issued and outstanding as of May 17, 2010.  As of August 16, 2010, Mr. Ross owns 10,909,491 Shares, or 8.4% of the Shares deemed issued and outstanding as of that date, consisting of (i) 10,484,491 Shares and (ii) Options to purchase 425,000 Shares.  All of the Options are fully vested and currently exercisable.  Mr. Ross has the sole power to vote and the sole power to dispose of the Shares and the Options.”

       Item 5 is hereby further amended by deleting the final paragraph in its entirety and replacing it with the following:

      “During the 60 days prior to August 12, 2010, and from August 12, 2010 through the filing date of this Amendment No. 1, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Ross or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2010

/s/ Harvey Ross
Harvey Ross

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).